Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567



                                  July 2, 2010



Ms. Jan Woo
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington DC 2549

Re:      Online Originals, Inc.
         Preliminary Information Statement on Schedule 14C
         Filed June 25, 2010
         File No. 000-53230

Dear Ms. Woo:

         We received your letter dated June 28, 2010. We have filed an amended Information Statement on Schedule 14C that reflects your comments. Our response to your comments follows.

Proposal #1, page 5
-------------------

         COMMENT #1: You state that the company is changing its name to CREENERGY Corporation to "convey a sense of the company's new business focus." Please disclose the new business focus of the company.

         RESPONSE: We have added language on page 6 to expand on the Company's new business focus.

Proposal #2, page 6
-------------------

         COMMENT #2: Please expand your disclosure to include a table that shows before and after completion of the stock split (i) the number of shares authorized; (ii) the number of shares authorized and reserved for issuance, and
(iii) the number of shares authorized but unissued.

Ms. Jan Woo
Securities and Exchange Commission
July 2, 2010
Page 2


         RESPONSE: We have added columns to the existing table to provide the information you require.

         COMMENT #3: You state that you intend to file an application with the Financial Industry Regulatory Authority (FINRA) to have your common stock traded on the over the counter market. According to your Form 10-K for the fiscal year ended November 30, 2009, your common stock is already quoted on the OTCBB under the symbol "OLOI." Please explain. Further, we understand that a market maker must sponsor the security and demonstrate compliance with Rule 15c2-11 under the Securities Exchange Act of 1934 before quotations for that issuer's securities may begin on the OTCBB. Please note that issuers cannot apply to have their securities quoted on the OTCBB, which is an electronic quotation medium for subscribing market makers to reflect market making interest in eligible securities, and references to an application by the company is not appropriate.

         RESPONSE: We have deleted this language as it was inadvertently includ-ed in the Information Statement.

         COMMENT #4: You state on page 6 that, after the forward stock split, the number of your authorized shares will remain unchanged. However, we note that in this information statement you are proposing to increase the number of authorized shares of common stock from 75,000,000 to 675,000,000. Further, your disclosure on pages 6-7 regarding "newly available shares" suggests that the authorized shares will increase. Please revise to state that the authorized shares will increase as a result of proposal #3.

         RESPONSE: We have revised the language to state that the authorized shares will increase as a result of proposal #3.

         COMMENT #5:  Please tell us if you plan to append the  amendment to the
articles  of   incorporation   to  the   information   statement  sent  to  your
shareholders.

         RESPONSE: We do not plan to append the amendment to the Articles of Incorporation to the Information Statement mailed to the shareholders, as the amendment will not be accepted by the Secretary of State until twenty days after the mailing have elapsed, per the SEC rule. However, the Company will file an 8-K once the amendment to the Articles of Incorporation have been filed.

Ms. Jan Woo
Securities and Exchange Commission
July 2, 2010
Page 3

Proposal #3, page 9
-------------------

         COMMENT #6: Please revise the last paragraph of this section to state the number of votes required for shareholders to approve the proposal to authorize additional common shares, rather than the number of votes required for shareholders to approve the forward stock split.

         RESPONSE: We have revised the last paragraph of this section to state the number of votes required for shareholders to approve the proposal to authorize additional common shares.

         COMMENT #7: It appears that the disclosure on page 7 regarding "future dilutive transactions" is more appropriate under proposal #3. Please explain the significance of the disclosure to proposal #2 or revise.

         RESPONSE: We have moved the disclosure regarding "future dilutive trans -actions" to proposal #3.

         The Company will file, separately, a Tandy letter per your request.

         We believe the amendments and our responses are adequate to satisfy your comments and provide proper disclosure to the public.

                                                 Sincerely,



                                                 Michael A. Littman

MAL:jb

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       SCHEDULE 14C INFORMATION STATEMENT

                                  AMENDMENT #1


Reg.ss.240.14c-101

Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the appropriate box:
[X]      Preliminary Information Statement
[_] Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
[_]      Definitive Information Statement

                             ONLINE ORIGINALS, INC.
                             ----------------------
                (Name of Registrant as Specified In Its Charter)

                                 Not Applicable
 (Name of Person(s) Filing Information Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]      No fee required.

[_]      Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

         (1) Title of each class of securities to which transaction applies:

         (2) Aggregate number of securities to which transaction applies:

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

         (4) Proposed maximum aggregate value of transaction:

         (5) Total fee paid:

[_] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1) Amount Previously Paid:

         (2) Form, Schedule or Registration Statement No.:

         (3) Filing Party:

         (4) Date Filed:

                             ONLINE ORIGINALS, INC.
                         2020 Sherwood Park, Suite 57113
                               AB, T8A 3H9, Canada

                   WE ARE NOT ASKING YOU FOR A PROXY, AND YOU
                      ARE NOT REQUESTED TO SEND US A PROXY.

To the Shareholders of Online Originals, Inc.:

         This information statement is being provided on behalf of the board of directors (the "Board") of Online Originals, Inc. (the "Company") to record holders of shares of our common stock ("Shareholders") as of the close of business on the record date of _____________, 2010. This information statement provides notice that the Board has recommended, and holders of a majority of the voting power of our outstanding common stock have voted, to approve the following items:

         PROPOSAL 1: To authorize the Company to change the name to CREENERGY CORPORATION. (Requires an amendment to our Articles of Incorporation.)

         PROPOSAL 2: To authorize a forward split of the common stock issued and outstanding on a thirty (30) new shares for one (1) old shares basis. Fractional shares will be rounded up to the next whole share. (Requires an amendment to the Articles of Incorporation.)

         PROPOSAL 3: To amend the Company's articles of incorporation to increase the authorized common shares of the company from 75,000,000 shares of common stock to 675,000,000 shares of common stock.

         This information statement describes, in more detail, the actions being taken and the circumstances surrounding the Board's recommendation of the actions.

         The actions for Proposals 1, 2, and 3 will become effective upon the filing of an amendment to the Articles of Incorporation with the Secretary of State of Nevada.

         The Company will bear the expenses relating to this information statement, including expenses in connection with preparing and mailing this information statement and all documents that now accompany or may in the future supplement it.

         Only  one   information   statement  is  being  delivered  to  multiple
shareholders sharing an address, unless the Company has received contrary instructions from one or more of the shareholders. The Company will undertake to deliver promptly upon written or oral request a separate copy of the information statement to a shareholder at a shared address to which a single copy of the information statement was delivered. You may make a written or oral request by sending a written notification to the Company's principal executive offices stating your name, your shared address and the address to which the Company should direct the additional copy of the information statement or by calling the Company's principal executive offices. If multiple shareholders sharing an address have received one copy of this information statement and would prefer the Company mail each shareholder a separate copy of future mailings, you may send notification to or call the Company's principal executive offices. Additionally, if current shareholders with a shared address received multiple copies of this information statement and would prefer us to mail one copy of future mailings to shareholders at the shared address, notification of that request may also be made by mail or telephone call to the Company's principal executive offices.

         The information statement is being provided to you for informational purposes only. Your vote is not required to approve the actions described above. This information statement does not relate to an annual meeting or special meeting in lieu of an annual meeting. You are not being asked to send a proxy and you are requested not to send one. The approximate mailing date of this information statement is ______________, 2010.

         We appreciate your continued interest in Online Originals, Inc.

Very truly yours,

/s/ Shari Sookarookoff

Shari Sookarookoff, President and Chief Executive Officer

                           ---------------------------


                    WE ARE NOT ASKING YOU FOR A CONSENT OR A
                    PROXY, AND YOU ARE NOT REQUESTED TO SEND
                                   US A PROXY.

                           ---------------------------

                              INFORMATION STATEMENT

                             Online Originals, INC.
                         2020 Sherwood Park, Suite 57113
                               AB, T8A 3H9, Canada
                                  780-668-7422

                                  June 24, 2010


                               SHAREHOLDER ACTION

         The Majority Shareholder submitted its consent to the shareholder resolutions described in this Information Statement on or about June 2, 2010, to be effective on or about ___________, 2010. As of _______________, 2010, the
Majority Shareholder held, of record, 4,000,000 shares of the Company's common stock or approximately 55.55% of the Company's voting stock. The remaining outstanding shares of common stock are held by approximately one hundred other shareholders.

         The Majority Shareholder consists of David Calahasen, one of our directors.

         The Company is not soliciting consents or proxies and shareholders have no obligation to submit either of them. Whether or not shareholders submit consents should not affect their rights as shareholders or the prospects of the proposed shareholder resolutions being adopted. The Majority Shareholder has consented to all of the shareholder resolutions described in this Information Statement. The affirmative vote of the holders of a majority of the outstanding common stock of the Company is required to adopt the resolutions described in this Information Statement. Nevada law does not require that the proposed transaction be approved by a majority of the disinterested shareholders. A total of 4,000,000 shares of the Company's common stock shares were entitled to vote on the Company's proposed transactions described in this Information Statement.

           PROPOSALS ADOPTED BY SHAREHOLDER ACTION BY WRITTEN CONSENT

--------------------------------------------------------------------------------

                                   PROPOSAL #1

TO AUTHORIZE THE COMPANY TO CHANGE THE NAME FROM ONLINE ORIGINALS, INC. TO CREENERGY CORPORATION. (REQUIRES AN AMENDMENT TO THE
ARTICLES OF INCORPORATION.)

--------------------------------------------------------------------------------

         The proposed change of Company's name from Online Originals, Inc. to CREENERGY Corporation is intended convey a sense of the Company's new business focus as it looks to pursue other opportunities. Specifically, the Company intends to obtain leases for the exploration and production of oil and gas in First Nations areas of northern Alberta, Canada. (Comment #1)


         The name Online Originals, Inc. was perceived by management as limit-ing the Company's ability to pursue other opportunities and in management's opinion may have limited awareness to the internet sales arena. Approval of the name change required the affirmative consent of at least a majority of the outstanding shares of common stock of the Company. The Majority Shareholder holding a total of 4,000,000 shares of common stock (55.55%), have already approved this action.

         Upon filing of the Amendment to the Articles of Amendment with the Nevada Secretary of State, the name change will be effective.


--------------------------------------------------------------------------------

                                   PROPOSAL #2

TO AUTHORIZE A FORWARD SPLIT OF THE COMMON STOCK ISSUED AND OUTSTANDING ON A THIRTY (30) NEW SHARES FOR ONE (1) OLD SHARES BASIS. FRACTIONAL SHARES WILL BE ROUNDED UP TO THE NEXT WHOLE SHARE. (REQUIRES AN AMENDMENT TO THE ARTICLES OF INCORPORATION.)

--------------------------------------------------------------------------------

         Our Majority Shareholder has approved a pro-rata forward split of our common stock, by which up to each one (1) share would become thirty (30) shares. Fractional shares will be rounded up to the next whole share. The effective date of the forward split will be approximately twenty days following the date of the mailing of this Information Statement. This requires an Amendment to the Articles of Incorporation to accomplish the forward split.

         Paragraph deleted (Comment #3).


         Shareholders should note that, after the forward split, the number of our authorized shares will increase as a result of Proposal #3 (Comment #4), while the number of issued and outstanding shares of our Company will be increased by the factor of the forward split, i.e. thirty (30) for one (1) share. It is important to realize that the issuance of additional shares is in the discretion of the Board of Directors, in their best business judgment, and our shareholders will have no right to vote on future issuances of shares except in the event of a merger under Nevada law. This means that, effectively, our shareholders will have no ability or capacity to prevent dilution by the issuance of substantial amounts of additional shares for consideration that could be considerably less than what our existing shareholders paid for their shares. In many events, control of our Company could effectively be changed by issuances of shares without shareholder approval.


        The following table breaks down the authorized shares before and after the stock split.


                                                                        Number of Shares
                        Number of Shares        Number of Shares        Authorized but not
                        Authorized              Issued and Outstanding  Issued
                        --------------------------------------------------------------------

Pre-forward split       75,000,000              7,200,000               67,800,000

Post-forward split      675,000,000             216,000,000             459,000,000

(Comment #2)



         We have no plans as of date hereof, to issue any newly available shares. There are no pending private offerings of shares, nor are there any pending acquisitions for which shares may be contemplated to be issued.

         Text deleted (Comment #7).

              TABLE SHOWING EFFECT OF FORWARD SPLIT ONE FOR THIRTY

Shares Pre-Reverse                                   Post-Forward shares

1                                                    30
2                                                    60
3                                                    90
4                                                    120
5                                                    150
25                                                   750
50                                                   1,500
100                                                  3,000
150                                                  4,500
200                                                  6,000
250                                                  7,500
500                                                  15,000
1,000                                                30,000
2,500                                                75,000
5,000                                                150,000

         There is no assurance that any effect of the price of our stock will result, or that the market price for our common stock, immediately or shortly after the proposed changes, if approved, will rise, or that any rise which may occur will be sustained. Market conditions obey their own changes in investor attitudes and external conditions. We are proposing the steps we deem the best calculation to meet the market attractively. However, we cannot control the market's reaction.

         Dissenting shareholders have no appraisal rights under Nevada law or pursuant to our constituent documents of incorporation or bylaws, in connection with the proposed forward split.

         Approval of the forward split required the affirmative consent at least a majority of the outstanding shares of common stock of the Company. The Majority Shareholder, holding a total of 4,000,000 shares of common stock (55.55%), has already approved the action.

         Upon filing the Amendment of the Articles of Incorporation with the Secretary of State of Nevada, the forward split will become effective.

--------------------------------------------------------------------------------

                                   PROPOSAL #3

TO AMEND THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED COMMON SHARES OF THE COMPANY FROM 75,000,000 SHARES OF COMMON STOCK TO 675,000,000 SHARES OF COMMON STOCK. (REQUIRES AN AMENDMENT TO THE ARTICLES OF INCORPORATION.)

--------------------------------------------------------------------------------

         The Board of the Company determined that it was in the best interest of the Company and its shareholders to increase the authorized common shares of the Company from 75,000,000 shares of common stock to 675,000,000 shares of common stock.

         We believe that the share increase authorization in our Articles of Incorporation is in the best interest of our corporation. Without additional shares authorized, the Company may find itself unable to raise any more capital through shares if it has issued all of its authorized shares.

         It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete share issuances without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders with any documentation concerning the proposed issuance prior to any share issuances. All determinations (except involving a merger where more shares will be issued equaling more than 20% of the issued and outstanding shares prior to the transaction) involving share issuances are in the discretion and business judgment of the Board of Directors in their exercise of fiduciary responsibility but require a determination by the Board that the shares are being issued for fair and adequate consideration.

         In the future event that the Board continues to issue shares for capital, services, or acquisitions, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company. As of the date of this Schedule 14C, no acquisitions have been identified and the Company has not entered into any agreements to acquire any such businesses or entered into any agreements to issue shares for capital.

         It is likely that the Company may acquire other compatible business opportunities through the issuance of Common Stock of the Company, although no such opportunities have been identified at this time. Although the terms of any such transaction cannot be predicted, this could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such issuance. There is no assurance that any future issuance of shares will be approved at a price or value equal to or greater than the price which a prior shareholder has paid, or at a greater than the then current market price. Typically unregistered shares are issued at less than market price due to their illiquidity and restricted nature, and the extended holding period, before they may be sold.


Future Dilutive Transactions

         It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's stockholders pursuant to the authority and discretion of the Company's management to complete share issuances without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders with any documentation concerning the proposed issuance prior to any share issuances. All determinations (except in some cases involving a merger where the number of shares of common stock of the Company issued will equal more than 20% of the issued and outstanding shares of common stock of the Company prior to the transaction) involving share issuances are in the discretion and business judgment of the Board of Directors in their exercise of fiduciary responsibility, but require a determination by the Board that the shares are being issued for fair and adequate consideration.

         The issuance of additional shares in future transactions will allow, the following types of actions or events to occur without the current stockholders being able to effectively prevent such actions or events:

     1. Dilution may occur due to the issuance of additional shares. The percentage ownership of the Company by the existing shareholders may be diluted from 100% now.

     2. Control of the Company by stockholders may change due to new issuances.

     3. The election of the Board of Directors will be dominated by new large stockholders, effectively blocking current stockholders from electing directors.

     4. Business plans and operations may change.

     5. Mergers, acquisitions, or divestitures may occur which are approved by the holders of the newly issued shares, though no such opportunities have been identified by the Company at this time.

         In the future event that the Board continues to issue shares for capital, services, or acquisitions, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company. It is likely that the Company may acquire other compatible business opportunities through the issuance of common stock of the Company. Although the terms of any such transaction cannot be predicted, this could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such issuance. There is no assurance that any future issuance of shares will be approved at a price or value equal to or greater than the price which a prior stockholder has paid, or at a price greater than the then current market price. Typically, unregistered shares are issued at less than market price due to their illiquidity and restricted nature as a result of, among other things, the extended holding period and sales limitations which such shares are subject to. (Comment #7)

         Approval of the proposals requires the affirmative consent at least a majority of the outstanding shares of common stock of the Company (51%), or based on the shares issued and outstanding as of the date of filing, 3,672,000 shares. The Majority Shareholder, holding a total of 4,000,000 shares of common stock (55.55%), has already approved the action. (Comment #6)


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         Although shareholders are not being asked to approve or disapprove or otherwise vote on any matter discussed in this information statement, the following generally describes voting rights of shareholders.

         As of the record date, ___________, 2010, there are 7,200,000 shares of common stock outstanding. Each share represents one vote. There are currently no arrangements known to the Company, the operation of which may result in a change in control of the Company.


                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of outstanding shares of Common Stock as of ___________, 2010, by (a) each person known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock, (b) the Company's Directors, Chief Executive Officer and executive officers whose total compensation exceeded $100,000 for the last fiscal year, and (c) all directors and executive officers of the Company as a group.

Name and Address                            Number of                 % of
Beneficial Owner                            Shares                Outstanding(1)

Shari Sookarookoff                          2,500,000                  34.72%
CEO, President & Director
328 Twin Brooks Dr., NW
Edmonton AB, Canada, T6J 6S5

David Calahasen                             4,000,000                  55.55%
Director
18104-102nd Avenue
Suite 33

Edmonton AB, Canada
All officers and directors as a group
(2 persons)                                 6,500,000                  90.28%

(1) Percent of Ownership is calculated in accordance with the Securities and Exchange Commission's Rule 13(d)-13(d)(1). Based on 7,200,000 shares of common stock issued and outstanding.

         Additional information regarding the Company, its business, its stock, and its financial condition are included in the Company's Form 10-K annual report and its Form 10-Q quarterly reports. Copies of the Company's Form 10-Q for its quarter ending February 28, 2010, as well as the Company's Form 10-K for November 30, 2009 are available upon request to: Shari Sookarookoff, President, Online Originals, Inc., 2020 Sherwood Park, Suite 57113, AB, T8A 3H9, Canada.

                             MANAGEMENT INFORMATION

Directors and Executive Officers

         The following table sets forth the names, ages and positions of the current directors and executive officers of the Company, as of the date of this filing:

         Name              Age              Offices Held

Shari Sookarookoff         33               Director, CEO, President, Secretary/
                                            Treasurer

Ruth Saunders              35               Director

David Calahasen            59               Director


Shari  Sookarookoff,  CEO, CFO,  President,  Secretary/Treasurer,  Member of the
Board

         Shari Sookarookoff has served as President and Director since September 12, 2008. Ms. Sookarookoff has also served as Secretary/Treasurer and Chief Financial Officer of the Company since June 30, 2009. The term of her office is for two years and is thereafter renewable on an annual basis.

         Since 1994, Ms. Sookarookoff has been employed by Alberta Forest Products Shippers Association, a freight broker located in Edmonton, Alberta, Canada that is dedicated to facilitate the freight requirements of numerous lumber mills in the Province of Alberta, Canada. In June 1999, she was promoted to traffic coordinator.

         In July 2002, Ms. Sookarookoff left Alberta Forest Products Shippers Association for her present position with Spruce Land Millworks (located in Spruce Grove, Alberta, Canada) as manager of the shipping department. Resourcing her accumulated knowledge within the truck brokerage industry.

         Ms. Sookarookoff is not an officer or director of any other reporting company that files annual, quarterly or periodic reports with the United States Securities and Exchange Commission.

Ruth Saunders, Member of the Board

         Ruth Saunders has served as Director since September 12, 2008. The term of her office is for two years and is thereafter renewable on an annual basis.

         Since graduating in the spring of 2008 with a Diploma in Public Relations from Grant MacEwan College in Edmonton, Ms. Saunders has been employed by Alberta Health and Wellness in their public relations department.

         After having received a Journalism Diploma in 1997 from Grant MacEwan College, Ms. Saunders was a Journalist for ten (10) years. She worked first with the Hinton Parklander in Hinton, Alberta, for 3 years and then with the Wetaskiwin Times Advertiser in Wetaskiwin, Alberta, from 2001 through 2007.

         Ms. Saunders is not an officer or director of any other reporting company that files annual, quarterly, or periodic reports with the United States Securities and Exchange Commission.

DAVID CALAHASEN, Director

         David Calahasen of full status of the Cree Nation band (tribe) in Northern Alberta is a seasoned executive with over 20 years business experience, providing liaison and consulting services to the Canadian First Nations and Metis in Alberta, Saskatchewan, Manitoba, and British Columbia through his consulting business. For the past several years, Mr. Calahasen has been instrumental in successfully negotiating forestry, oil and gas initiatives/projects between the First Nations bands and both private and publically traded companies. Most recently, he has consulted with oil companies on the possibility of oil refinery and eco-generation on First Nations' lands, of which he has acquired in excess of 245,000 acres for exploration.

         In addition to his consulting business, Mr. Calahasen is also the President of Creenergy Oil and Gas, a privately owned company in Edmonton, Alberta. Before entering the forestry and oil & gas industries, Mr. Calahasen was a bush pilot for two years and became a commercial airline pilot for 18 years with two Canadian owned airlines in western Canada.

         Mr. Calahasen is not an officer or director of any other reporting company that files annual, quarterly or periodic reports with the United States Securities and Exchange Commission.

EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid to officers and board members during the fiscal years ended November 30, 2009 and 2008. The table sets forth this information for Online Originals, Inc., including salary, bonus, and certain other compensation to the Board members and named executive officers for the past three fiscal years.

                                       SUMMARY EXECUTIVES COMPENSATION TABLE


Name and Position     Year        Salary    Bonus     Stock       Option    Non-equity      Non-           All other        Total
                                  ($)       ($)       awards      awards    incentive       qualified      compensation     ($)
                                                      ($)         ($)       plan            deferred       ($)
                                                                            compensation    compen-
                                                                            ($)             sation
                                                                                            earnings
                                                                                            ($)

Shari                 2009        0         0         0           0         0               0              0                0
Sookarookoff,
CEO, President &      2008        0         0         0           0         0               0              0                0
Treasurer

Compensation of Directors

         We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Stock Option Grants

         We did not grant any stock option to the executive officers during our most recent fiscal year ended November 30, 2009.

Board of Directors Report on Executive Compensation

         The Board of Directors of the Company will be responsible for reviewing and determining the annual salary and other compensation of the executive officers and key employees of the Company. The goals of the Company are to align compensation with business objectives and performance and to enable the Company to attract, retain and reward executive officers and other key employees who contribute to the long-term success of the Company. The

Company will provide base salaries to its executive officers and key employees sufficient to provide motivation to achieve certain operating goals. Although salaries are not specifically tied to performance, incentive bonuses are available to certain executive officers and key employees. In the future, executive compensation may include without limitation cash bonuses, stock option grants and stock reward grants. In addition, the Company may set up a pension plan or similar retirement plans.

         The Company has no pension, health, annuity, insurance, profit sharing or similar benefit plans.

Stock Options

         The Company has no stock options outstanding.

Familial Relationships

         None.

Indemnification

         The Nevada Revised Statutes contain provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its stockholders for monetary damages to the Company or its stockholders for gross negligence or lack of care in carrying out the director's fiduciary duties. Nevada law permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interest of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

         The officers and directors of the Company are accountable to the stockholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

         A stockholder may be able to institute legal action on behalf of himself and all other similarly situated stockholders, to recover damages where the Company has failed or has refused to observe the law. Stockholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Stockholders who have suffered losses in connection with the purchase or sale of their interest in the Company, due to a breach of fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

         The Company may not be liable to its stockholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company, if they had not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action that they would have except for this limitation in the Articles of Incorporation and By-laws. The Company has been advised that, it is the position of the SEC that, insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Exchange Act of 1934, such provisions are against public policy as expressed in the Securities Act and are therefore unenforceable.

         The Company may also purchase and maintain insurance on behalf of directors and officers, insuring against any liability asserted against such persons incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such persons.


                              SHAREHOLDER PROPOSALS

         As a general matter, the Company does not hold annual meetings of shareholders, and, therefore, the anticipated date of a meeting of shareholders cannot be provided. Any shareholder proposal that properly may be included in proxy solicitation materials for a meeting of shareholders must be received by the Company a reasonable time prior to the date voting instructions or proxy materials are mailed to shareholders.


                                MORE INFORMATION

         The Board of Directors of the Company is not aware that any matter other than those described in this Information Statement is to be presented for the consent of the shareholders.

     UPON WRITTEN REQUEST BY ANY SHAREHOLDER TO SHARI SOOKAROOKOFF, PRESIDENT, ONLINE ORIGINALS, INC., 2020 SHERWOOD PARK, SUITE 57113, AB, T8A 3H9, CANADA, TELEPHONE (780) 668-7422. A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K WILL BE PROVIDED WITHOUT CHARGE.

                                    INQUIRIES

         Shareholders may make inquiries by contacting Shari Sookarookoff at 780-668-7422.